SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of February, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                      RYANAIR.COM REOPENS AHEAD OF SCHEDULE

                    EUROPE'S GUARANTEED LOWEST FARES RETURN

Ryanair, Europe's largest low fares airline, today announced that its website booking engine upgrade has been completed one day ahead of schedule, allowing Ryanair.com to return to business, guaranteeing the lowest fares on 633 routes across Europe.

Speaking today, Ryanair's Head of Communication, Peter Sherrard said:

        "Our new booking site, like our flights, has arrived under budget and ahead of schedule. Ryanair would like to thank its customers for their patience during this transition period and we look forward to slashing prices again with our lowest fares and no fuel surcharge guarantee.

        "Our new, improved booking engine will enable us to welcome millions of additional passengers as we double in size to 100m passengers per annum.

        "We expect to be dealing with some small bedding down issues over the next few days and we would ask passengers to please bear with us as we iron them out. On Tuesday, Ryanair will release 1 million seats for just 1p inclusive of taxes and charges, proving the OFT and the media's much hyped demise of the 1p fare wrong. To get your hands on one of our million 1 p tax inclusive seats make sure to visit www.ryanair.com on Tuesday".

Editor's Note

Enhancements for customers on the new Ryanair.com include:

   -The additional processing power of the new system improves the website speed for customers, especially during peak booking periods.

   -The Flight Change facility is now available up to 4 hours prior to departure at discounted rates.

   -The online check-in period has been extended to 5 days before travel and customers can now check-in for both outbound and return flights at the same time.

   -The Online Check-in system has been simplified and is now available in 8 languages.

   -Priority Boarding, items of checked baggage, musical instrument and sports, equipment can be purchased online up to 4 hours prior to flight departure at discounted rates.

   -Finding our lowest fares will now be easier with the Flexible Search function.

   -Fares will display inclusive of taxes not just on the home page as is currently the case, but on the flight select page too.

   -We have added a Manage My Booking section where customers can retrieve, review, change and add additional services to their booking at discounted rates.

   -Improved website accessibility for vision impaired customers.

Ends.                        Monday, 25th February 2008

For Further Information:

Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228       Tel: 00 353 1 4980 300


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  25 February, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director